MONTHLY REPORT - September, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  (6,773,331)    40,782,092
   Change in unrealized gain (loss) on open          (9,386,498)   (58,022,889)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         38,951
         obligations
      Change in unrealized gain (loss) from U.S.       (187,435)      (277,718)
         Treasury obligations

    Interest income                                     123,347      1,715,888

    Foreign exchange gain (loss) on margin              163,842       (106,984)
       deposits
                                                   ------------   ------------
Total: Income                                       (16,060,075)   (15,870,660)

Expenses:
   Brokerage commissions                              4,376,731     42,417,382

   Management fee                                        56,328        402,914

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                          40,443        121,736

   Administrative expense                               185,285      1,680,410
                                                   ------------   ------------
Total: Expenses                                       4,658,787     44,623,827

Net Income (Loss) - September, 2011            $    (20,718,862)   (60,494,487)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (671,359.858       $ 10,885,366     831,371,218    842,256,584
   units) at August 31, 2011
Addition of 3,595.511 units on                0       4,590,387      4,590,387
   September 1, 2011
Redemption of (7,664.810) units               0      (9,358,930)    (9,358,930)
   on September 30, 2011*
Net Income (Loss) - September, 2011    (211,425)    (20,507,437)   (20,718,862)
                                   -------------   -------------   ------------

Net Asset Value at September 30,
2011 (667,483.062 units inclusive
of 192.503 additional units) 	   $ 10,673,941     806,095,238    816,769,179
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST SEPTEMBER 2011 UPDATE

           September  Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (2.49)%      (7.13)%      $   1,220.46   641,030.642  $ 782,352,318
Series 2    (2.13)%      (4.05)%      $   1,295.90       190.737  $     247,176
Series 3    (2.11)%      (3.87)%      $   1,300.39    25,702.064  $  33,422,742
Series 4    (1.94)%      (2.29)%      $   1,334.73       559.619  $     746,943


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



			         October 10, 2011


Dear Investor:


September 30 ended a bad day, month and quarter for global equity markets. Banks were hard hit, particularly in Europe over concerns about large holdings of shaky sovereign debt. Continuing concerns about the global economic slowdown, with a focus on China, contributed to the weakness in stocks. This environment resulted in gains on the Trust's short stock index futures positions and long interest rate futures positions, where the portfolio continues to be positioned for declining interest rates, but was adverse to the Trust's currency positions. The U.S. dollar has been in a lengthy decline, but in September it once again became the safe haven of choice, notwithstanding S&P's downgrade of U.S. Treasury debt, and losses were sustained on short dollar positions. Commodity prices also took a hit in September, notably the precious metals in addition to the industrials which had already been declining. Despite losses on the precious metals, the sector was profitable due to short positions in the industrial metals. Energy and agricultural commodity prices declined and generated losses.

In stock index futures trading, short positions in the indices of Netherlands, Germany, Sweden, Australia, China, Hong Kong, Korea, Japan and Canada were profitable.

The interest rate sector generated profits on long-term U.S. instruments as well as on long positions in Australian, German, British and Canadian interest rate futures. Long positions in short-term U.S. interest rates were unprofitable, as the Fed's "operation twist" was directed toward lowering long-term rates by buying longer term U.S. government notes and bonds and selling shorter-term interest rate positions.

Short dollar positions versus European and Far Eastern currencies were unprofitable, as was non-dollar cross rate trading due primarily to weakness in the Australian and New Zealand dollars. The euro showed relative strength versus other European currencies, and a long euro/short Polish zloty was profitable.

In energy, losses on long positions in Brent crude, heating oil, gas oil and gasoline (RBOB) narrowly outweighed profits on short positions in WTI crude and natural gas.

The losses on long positions in gold, platinum and silver were outweighed by profits on short positions in zinc, copper, nickel, aluminum, lead and tin.

In the agriculturals, losses on long positions in corn, soybeans, soybean meal, coffee and sugar and short positions in cattle and hogs outweighed gains on short positions in wheat.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman